Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2021
Jackpot Digital Inc.	(155,644)	(27,101)	149,344	0	(33,401)
Jacob H. Kalpakian	(153,290)	(44,515)	197,805	0	0
2020
Jackpot Digital Inc.	(130,444)	(25,200)	0	0	(155,644)
Jacob H. Kalpakian	(160,643)	0	7,353	0	(153,290)
2019
Jackpot Digital Inc.	(88,461)	(41,983)	0	0	(130,444)
Jacob H. Kalpakian	(93,391)	(67,252)	0	0	(160,643)
Kalpakian Bros. of B.C. Ltd.	0	0	0	0	0